L e v o n Resources Ltd.	Third Quarter Report December 31, 2006

Management’s Discussion & Analysis

Overview

The Company’s shares now trade on the Frankfurt Stock Exchange under the symbol “L09”. The company's international ISIN number is CA 5279011020. The listing on the Frankfurt Stock Exchange provides the company with increased exposure to worldwide capital markets and enables Europeans to trade the company's common stock in Euros.

An exploration program on the Congress property commenced at the end of the September 2006 quarter. The program involves drilling and underground development work aimed at increasing the known resources in the Lou and Howard zones to a minimum 500,000 contained ounces of gold and to test and expand the new Golden Ledge zone. The program was financed from flow-through proceeds of $242,000 on hand at September 30, 2006, and proceeds of $300,000 received from a flow-through placement completed November 17, 2006.

Net loss for the December 2006 quarter was $69,405 ($0.00 per share) compared to a loss of $40,375 ($0.00) in the comparative 2005 quarter.

General and administrative expenses were $72,753 in the December 2006 quarter, up from $42,582 in the comparable prior year quarter. General and administrative expenses in the current quarter included stock based compensation of $17,000 compared to $Nil in the December 2005 quarter.

At this time, the Company has no operating revenues, and does not anticipate any operating revenues until the Company is able to find, acquire, place in production and operate a mine. Historically, the Company has raised funds through equity financing and the exercise of options and warrants to fund its operations.

Forward Looking Statements

The Management Discussion and Analysis is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of February 28, 2007. Except for historical information or statements of fact relating to the Company, certain information contained herein constitutes forward looking statements. Forward looking statements are based on the opinions, plans and estimates of management at the date the statements are made and are subject to a variety of risks, uncertainties and other factors that could cause the actual results to differ materially from those projected by such statements. The primary risk factors affecting the Company are discussed further under the heading “Risk Factors’ below. The Company undertakes no obligation to update forwarding looking statements if circumstances or management’s estimates, plans or opinions should change. The reader is cautioned not to place undue reliance on forwarding looking statements

Levon Resources Ltd.

#400, 455 Granville Street, Vancouver, British Columbia, Canada, V6C 1T1

Ph: (604) 682-3701 Fax: (604) 682-3600

L e v o n Resources Ltd.	Third Quarter Report December 31, 2006

Developments during the December 2006 quarter

General

The second phase of the drilling on the Congress property in British Columbia was completed in December 2006.

Exploration expenditures in the quarter of $432,220 were for geological and geochemical services and were financed from cash on hand.

Exploration

Phase two of the exploration program started late in the September 2006 quarter on the Congress property and during the December 2006 quarter, a total of 16 holes totaling 2,257 metres were completed. Five holes targeting the Golden Ledge Zone, nine holes targeting the Lou Zone and two on the Howard Zone, were completed in December. All holes reached the targeted zones and the drill results are:

LEVON CONGRESS 2006 DRILL RESULTS
Hole	Location UTM		Bearing	Dip	Length Metres	Intersection Metres	Gold g/tonne
	Northings	Eastings
GOLDEN LEDGE ZONE
GL-06-01	5639328	514291 E	350	45	166.37	68.0 - 69.0 (1) 72.0 - 75.0 (3) 91.0 - 92.0 (2) 122.0 -124.0 (2)	3.08 6.41 4.17 4.71
GL-06-02	5639411	514285	190	50	81.40	51.0 – 53.0 (2)	5.66
GL-06-03	5639411	514285	190	60	72.24	45.0 – 46.0 (1)	5.48
GL-06-04	5639338	514267	010	45	102.72	88.0 – 89.0 (1)	3.38
GL-06-05	5639338	514267	010	60	121.01	66.44 – 67.50 (1.06) 71.0 – 71-75 (0.75)	3.80 2.38
LOU ZONE
LZ-06-01	5638871	514799	88	50	99.67	52.50 – 53.0 (0.5)	4.21
LZ-06-02	5639045	514861	90	45	117.96	NO SIGNIFICANT VALUES (NSV)
LZ-06-03	5638291	514764	90	45	203.30	150.0–152.50 (2.0) 178.0 -180.0 (2.0)	4.40 1.71
LZ-06-04	5638227	514760	90	45	157.02	(NSV)
LZ-06-05	5638124	514759	90	55	185.01	132.0 – 134.0 (2.0) 139.86-142.0 (2.14)	2.55 1.03
LZ-06-06	5638076	514753	96	45	194.16	151.5 - 153.5 (2.0)	2.94
LZ-06-07	5638076	514753	106	45	178.92	155.0 - 158.0 (3.0)	7.28
LZ-06-08	5638076	514750	106	60	203.30	162.0 - 163.0 (1.0)	1.59
LZ-06-09	5637426	514671	060	45	163.68	(NSV)

Levon Resources Ltd.

#400, 455 Granville Street, Vancouver, British Columbia, Canada, V6C 1T1

Ph: (604) 682-3701 Fax: (604) 682-3600

L e v o n Resources Ltd.	Third Quarter Report December 31, 2006

HOWARD ZONE
C-06-01	5637430	514321	100	45	151.51	(NSV)
C-06-02	5637433	514321	90	55	159.39	115.0 – 116.0 (1.0) 153.0 – 154.0 (1.0)	0.67 10.70

In each of the zones, the holes intersected the target mineralized structures. Drilling on the Golden Ledge Zone extended the gold bearing structure approximately 25 metres to the west and to depth. The most significant intercept was Hole GL-06-01, 3 metres of 6.41 grams of gold per tonne.

Drilling on the Lou Zone successfully extended the structure by 500 metres to the north and to depth. The most significant intercept was Hole LZ-06-07, 3 metres of 7.28 grams of gold per tonne.

Two holes were drilled on the southern end of the Howard Zone on the shore of Carpenter Lake. The most significant intercept was Hole C-06-02, 1 metre of 10.70 grams of gold per tonne.

The first phase of the exploration program included two pits, 27 trenches totalling approximately 300 metres, six NQ diamond drill holes totalling 1,060 metres and 102 MMI geological samples in seven lines. This work tested a potential open pit resource (resulting in positive tests for cyanide leaching) and extended the Lou Zone by 500 metres and increased its resources and located the Golden Ledge zone. The trenching on the Golden Ledge exposed a 1 to 1.5-metre wide silicified fault zone with gold values up to 26.4 grams Au per tonne (0.848 oz Au/ton) over 1.2 metres.

Both surface and underground exploration at Congress have developed the following resources:*

Mineral
Resource
Zone	Tonnes	oz/ton	g/tonne	Category
Howard	273,402.5	0.264	8.20	inferred
Howard	25,909	0.367	11.40	indicated
Howard	40,192	0.280	9.68	measured
Lou (underground)	189,548	0.350	10.90	inferred
Lou (open pit)	124,300	0.077	2.40	inferred
Congress	106,678	0.238	7.40	indicated

*From “Trenching, Drilling and Metallurgical Testing on the Congress Property”- David St. Clair Dunn, P.Geo.NI 43-101 Compliant. Nov 2005

The Congress Property covers 2,433 hectares (6,012 acres) located on the north side of Carpenter Lake in British Columbia’s historic Bridge River region, 90 kilometres west of the town of Lillooet and can be easily accessed by year round government maintained BC Highway 40.

The property consists of 45 claims including 8 crown grants, 13 mineral leases and 24 mineral claims.

Levon Resources Ltd.

#400, 455 Granville Street, Vancouver, British Columbia, Canada, V6C 1T1

Ph: (604) 682-3701 Fax: (604) 682-3600

L e v o n Resources Ltd.	Third Quarter Report December 31, 2006

Risks

Exploration and development involve a high degree of risk and few properties are ultimately developed into producing mines. There is no assurance that the Company’s future exploration and development activities will result in any discoveries of commercial bodies of ore. Whether an ore body will be commercially viable depends on a number of factors including the particular attributes of the deposit such as size, grade and proximity to infrastructure, as well as mineral prices and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in a mineral deposit being unprofitable.

The Company’s projections are estimates only based on management’s assessment of facts at the time of the projections. Management believes these projections to be reasonable but actual results may differ.

Competition

The mining industry in which the Company is engaged is in general, highly competitive. Competitors include well-capitalized mining companies, independent mining companies and other companies having financial and other resources far greater than those of the Company. The Company competes with other mining companies in connection with the acquisition of mineral properties. In general, properties with a higher grade of recoverable mineral that is more readily minable, afford the owners a competitive advantage in that the cost of production of the final mineral product is lower. Thus, a degree of competition exists between those engaged in the mining industry to acquire the most valuable properties. As a result, the Company may eventually be unable to acquire attractive mining properties.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and would impact future results of operations and cash flows.

Financial Instruments

The Company’s financial instruments consist of cash, term deposits, amounts receivable, prepaid expenses, and accounts payable and accrued liabilities. The carrying values of cash, accounts receivable, security deposits, and accounts payable and accrued liabilities approximate their fair values because of the short maturity of these financial instruments.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED DECEMBER 31, 2006 COMPARED TO THE THREE MONTHS ENDED DECEMBER 31, 2005

The review of results of should be read in conjunction with the unaudited interim financial statements of the Company for the nine months ended December 31, 2006 and the audited financial statements of the Company for the year ended March 31, 2006.

Loss for the December 2006 quarter was $69,405 ($0.00 per share) compared to a loss of $40,375 ($0.00) in the comparative 2005 quarter, an increase of $29,030. Interest revenue was down slightly from $5,863 in the 2005 quarter to $3,348 in the 2006 quarter.

Levon Resources Ltd.

#400, 455 Granville Street, Vancouver, British Columbia, Canada, V6C 1T1

Ph: (604) 682-3701 Fax: (604) 682-3600

L e v o n Resources Ltd.	Third Quarter Report December 31, 2006

General and administrative expenses were $72,753 in the December 2006 quarter compared to $42,582 in the December 2005 quarter, an increase of $30,171. The primary expense increases consisted of $9,500 in corporate and administrative services, $3,103 in listing, filing and transfer agent fees, $17,000 in stock based compensation and $6,892 in travel and automotive expenses. These costs increases were offset by a decrease of $10,000 in consulting and management fees. The corporate and administrative services expense was higher due to higher monthly fees for corporate secretary and accounting services which included services towards the Company’s Form 20-F filing with the Securities Exchange Commission. Stock based compensation of $17,000 was charged to operations in the quarter to recognize the estimated fair value of 275,000 stock options granted in the period. There was no stock based compensation charges recorded during the December 2005 quarter. Travel and automotive expenses were higher due to more property exploration and increase in company promotion during this period.

RESULTS OF OPERATION FOR THE NINE MONTHS ENDED DECEMBER 31, 2006 COMPARED TO THE NINE MONTHS ENDED DECEMBER 31, 2005

The review of results of should be read in conjunction with the unaudited interim financial statements of the Company for the nine months ended December 31, 2006 and the audited financial statements of the Company for the year ended March 31, 2006.

Loss for the nine months ended December 31, 2006 was $240,876 compared to the loss of $145,322 for the nine months ended December 31, 2005, an increase of $95,554. Interest income increased from $6,033 in the December 2005 period to $14,114 in 2006 due to more cash being held in an interest bearing bank account. There was also a gain of $33,542 on the sale of mineral property in nine months ended 2005 compared to nil in the current nine month period which accounts for almost a third of the loss increase. The balance of the loss increase is due to higher general and administrative expenses.

General and administrative expenses totaled $254,990 for the nine months ended December 31, 2006 with a comparative expense of $181,241 for the nine months ended December 31, 2005, an increase of $73,749. Most significant increases were $11,500 in corporate and administrative services due to the increased monthly payment to the corporate secretary and accounting service; $6,384 in listing, filing and transfer agent fees and $14,904 in professional fees due to private placements occurring in the current period but not in the comparative period; $13,199 in office occupancy and miscellaneous expenses due primarily to an adjustment to a flow-through share issuance resulting in an amount owing to the Canada Revenue Agency and increases of $3,869 and $19,258 in shareholder relations and promotion and travel and automotive expenses respectively due to more property exploration and increase in company promotion during this period. There was also stock based compensation of $51,800 was charged to operations in the nine months ended December 31, 2006 compared to $32,400 in the comparative 2005 period, an increase of $19,400.

Summary of Quarterly Results

Expressed in Cdn $

	2006				2005
Period ended	Dec. 31 Q3	Sept.30 Q2	June 30 Q1	Mar.31 Q4	Dec.31 Q3	Sept.30 Q2	Jun 30 Q1	Mar. 31 Q4
Loss before other items	(72,753)	(103,816)	(78,421)	(302,793)	(42,582)	(55,871)	(53,010)	(32,345)
Net Loss	(69,405)	(99,043)	(72,428)	(251,495)	(40,375)	(56,695)	(51,868)	(47,833)
Basic Loss per Share	(0.00)	(0.00)	(0.00)	(0.02)	(0.00)	(0.00)	(0.00)	(0.00)

Levon Resources Ltd.

#400, 455 Granville Street, Vancouver, British Columbia, Canada, V6C 1T1

Ph: (604) 682-3701 Fax: (604) 682-3600

L e v o n Resources Ltd.	Third Quarter Report December 31, 2006

Liquidity and Capital Resources

At this time the Company has no operating revenues. Historically, the Company has funded its operations through equity financing and the exercise of stock options and warrants.

As at December 31, 2006 the Company had working capital of $344,980 including $207,647 in flow-through funds. On November 17, 2006 the Company completed a tax flow-through private placement for proceeds of $300,000 by issuing 3,000,000 units at a price of $0.10 per unit. Each unit consisted of one flow-through common share and one share purchase warrant entitling the holder to purchase an additional common share in the Company at a price of $0.12 per share if purchased on or before November 17, 2007 and thereafter at price of $0.15 until November 17, 2008. The total proceeds of $300,000 are restricted in use for (“CEE”) under Canadian income tax legislation.

The Company believes it has sufficient working capital to meet its current obligations and operating expenses to the end of the fiscal year.

Share Capital

Effective August 28, 2006 the Company’s authorized share structure changed from 100,000,000 common shares without par value to an unlimited number of common shares without par value.

Balance, March 31, 2006	27,286,911	$20,883,010
Share issuances:
Issued under a private placement at $0.10 per share	9,550,000	955,000
Finder fees paid in connection with private placement	-	(21,800)
Balance, June 30, 2006	36,836,911	21,816,210
Stock option exercised at $0.10	15,000	1,500
Transfer of stock based compensation from Contributed Surplus on exercise of stock options		1,350
Balance, September 30, 2006	36,851,911	$21,819,060
Share issuances:
Issued under a private placement at $0.10 per share	3,000,000	300,000
Finder fees paid in connection with private placement		(2,000)
Balance, December 31, 2006	39,851,911	$22,117,060

There were 9,550,000 units issued in the first quarter at a price of $0.10 per unit by private placement. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase an additional common share in the Company at a price of $0.12 per share if purchased on or before April 12, 2007 and thereafter at price of $0.15 until April 12, 2008. The Company paid finder fees in connection with this financing of $21,800.

There were 15,000 stock options exercised in the second quarter at a price of $0.10 per share. The consideration paid by the stock option holder of $1,500 together with the option compensation associated with the stock options previously recorded of $1,350, was charged as share capital.

Levon Resources Ltd.

#400, 455 Granville Street, Vancouver, British Columbia, Canada, V6C 1T1

Ph: (604) 682-3701 Fax: (604) 682-3600

L e v o n Resources Ltd.	Third Quarter Report December 31, 2006

The Company granted 1,000,000 stock options in the second quarter. The options are exercisable at $0.21 per share and expire on April 25, 2011. The Company charged $34,800 to operations representing the estimated fair value of the options granted.

The Company completed a private placement in the third quarter involving the issuance of 3,000,000 units at a price of $0.10 per unit. Each unit consisted of one flow-through common share and one share purchase warrant entitling the holder to purchase an additional common share in the Company at a price of $0.12 per share if purchased on or before November 17, 2007 and thereafter at price of $0.15 until November 17, 2008.

During the third quarter, the Company granted 275,000 stock options. The options are exercisable at $0.10 per share and expire on October 2, 2011. The Company charged $17,000 to operations representing the estimated fair value of the options granted.

Stock Options Outstanding
		Number of Shares
Expiry Date	Exercise Price	December 31, 2006	March 31, 2006
April 05, 2010	$ 0.10	2,290,000	2,305,000
April 25, 2011	$ 0.21	1,000,000	-
October 2, 2011	$ 0.10	275,000	-
		3,565,000	2,305,000

Share Purchase Warrants Outstanding
		Number of Shares
Expiry Date	Exercise Price	December 31, 2006	March 31, 2006
Dec. 31, 2006	$ 0.15	-	5,200,000
April 12, 2007/08	$ 0.12/$0.15	9,550,000	-
Nov. 17, 2007/08	$0.12/$0.15	3,000,000	-
		12,550,000	5,200,000

Related Party Transactions

Levon entered into a cost sharing agreement with Oniva International Services Corp. (“Oniva”) a private company with common management, to reimburse Oniva 20% of its overhead expenses, 100% of its’ out of pocket expenses, and a 10% administrative fee based on the total overhead and corporate expenses charged to Levon. The agreement may be terminated with one month notice by either party. During the quarter Levon was charged $13,030 in relation to the cost sharing agreement. At December 31, 2006 liabilities include $76,400 due to Oniva under the cost sharing agreement.

At December 31, 2006, there was $67,645 due to three public companies with common directors; $122,910 due to a private company controlled by directors and/or officers of the Company for drilling services; $94,250 to two private companies controlled by directors and/or officers of the Company for past consulting and management fees and $76,400 to Oniva.

In addition to the above, the following amounts were paid, or a provision for the future payment has been made, to related parties:

(i) $26,000 (2005: $14,500) to a private company controlled by a former Director and Officer. The Company is charged $2,500 per month for accounting and corporate services provided to the Company.

Levon Resources Ltd.

#400, 455 Granville Street, Vancouver, British Columbia, Canada, V6C 1T1

Ph: (604) 682-3701 Fax: (604) 682-3600

L e v o n Resources Ltd.	Third Quarter Report December 31, 2006

(ii) $41,430 (2005: $45,000) to three private companies, controlled by officers of the Company, for providing consulting and management services to the Company.

(iii) $6,748 (2005: $Nil) to a private company controlled by a Director of the Company for travel and other expenses.

These charges were measured at the exchange amount, which is the amount agreed upon by the transacting parties. With the exception of the disclosure above, there are no stated terms of interest or repayment on balances owing by related parties to the Company.

Disclosure of Management Compensation

During the three months ended December 31, 2006, $5,000 was paid to a company controlled by the President for services as director and officer of the Company.

Commitment

On November 9, 2006, the Company entered into a corporate communications services agreement with Investor Relations Group Inc., a European communications firm to provide investor communication services in Europe. The Company has agreed to pay $2,000 per month plus expenses for an initial term of 12 months, which may be extended for further period.

Subsequent events

On January 26, 2007 the Company granted 250,000 stock options exercisable at $0.18 per share until January 26, 2012.

Subsequent to the quarterly end, the Company has had 25,000 stock options exercised for total proceeds of $2,500 and 110,000 share purchase warrants exercised for total proceeds of $13,200.

Other

As required by Multilateral Instrument 52-109, the Company has evaluated the effectiveness of its discloser controls and procedures as of the end of the fiscal year ended March 31, 2006 under the supervision and with the participation of the President and Chief Financial Officer.

Based on results of this evaluation, the President and the Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Outlook

Management is currently evaluating the results form the second phase of the drilling program on the Congress property in British Columbia. Once this assessment is complete, management will decide on the next stage of exploration. Any further exploration and operating expenses for the balance of the fiscal year will be funded from cash on hand and with remaining proceeds raised by private placement completed in the third quarter of $300,000.

Levon Resources Ltd.

#400, 455 Granville Street, Vancouver, British Columbia, Canada, V6C 1T1

Ph: (604) 682-3701 Fax: (604) 682-3600